Exhibit 21.1

List of Subsidiaries of OFA Group

Name of Subsidiaries	Jurisdiction
Office of Fine Architecture Limited	Hong Kong
OFA Financial, Inc.	Delaware
Hearth Labs, Inc.	Delaware